UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period      June 2006                                                 File No:  0-31218

Candente Resource Corporation

(Name of Registrant)

200-905 West Pender Street, Vancouver, British Columbia V6C 1L6

(Address of principal executive offices)

1.

Report of Proxy Voting

2.

News Release dated June 6, 2006

3.

News Release dated June 20, 2006

4.

News Release dated June 26, 2006

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX         FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Candente Resource Corporation

(Registrant)

Dated: August 21, 2006___	Signed: /s/ Joanne Freeze Joanne Freeze, Director

CANDENTE RESOURCE CORP.

(the “Corporation”)

Annual Meeting of Shareholders

Held on May 12, 2006

REPORT OF VOTING RESULTS

Section 11.3 National Instrument 51-102 – Continuous Disclosure Obligations

Common Shares represented at the meeting:

16,296,390 or 33.05%

Total outstanding Common Shares as at record date:

49,301,444

Final results based on proxies received by management:

1.

APPOINTMENT OF AUDITORS

Staley, Okada & Partners were appointed as auditors by a show of hands to hold such office until the close of the next annual meeting or until a successor is appointed.

For	Withheld
100%	0.00%

2.

AUTHORIZE DIRECTORS TO FIX THE AUDITOR’S REMUNERATION

For	Against
99.99%	0.01%

3.

SET NUMBER OF DIRECTORS AT 8

For	Against
99.99%	0.01%

4.

ELECT DIRECTORS

The 8 nominees for election as directors named in the Proxy Circular for the meeting were elected by acclamation as directors of the Corporation to serve until the close of the next annual meeting or until their successors are duly elected or appointed.

Nominee	For	Withheld
Joanne C. Freeze	100.00%	0.00%
Fredy Jose Huanqui Guerra	100.00%	0.00%
Peter de Visser	100.00%	0.00%
Larry Kornze	100.00%	0.00%
Michael Casselman	100.00%	0.00%
James Currie	100.00%	0.00%
Peter Megaw	100.00%	0.00%
Andrew Smith	100.00%	0.00%

PRELIMINARY ASSESSMENT AND ECONOMIC EVALUATION NEARING COMPLETION AND DRILLING RECOMMENCED AT CANARIACO NORTE, PERU

Vancouver, British Columbia, June 6th, 2006. Candente Resource Corp. (DNT:TSX) is pleased to report that a Preliminary Assessment and Economic Evaluation on the Canariaco Norte deposit in northern Peru is nearing completion and diamond drilling has recommenced on the deposit.

Candente has retained Merit Consultants International Inc. (Merit) to conduct the Preliminary Assessment and Economic Evaluation of an open pit SX-EW copper operation at Canariaco Norte. It will illustrate the estimated constructions costs and potential Net Present Values (NPV) after tax Internal Rates of Return (IRR) and Cash Flow analyses for various copper prices. The report will give the potential economics, not only for the Starter Zone (100 Million tonnes (Mt)), but also for the larger inferred resource of 489 Mt, as defined to date. Principal contributors to this report are Jay Collins, P. Eng. (Merit), Joe Rokosh, P. Eng. (Merit) and James McCrea, P. Geo. (independent 43-101 Report). Other work and reports from Knight Piesold and James Currie, P. Eng. (Candente Director) were also used. This report will be released as soon as it is received.

The current phase of drilling will comprise a minimum of 3500 m and will focus on expanding the lateral extent to the existing resource of 489 million tonnes grading 0.45 % copper (4.8 billion pounds of copper) and will help to define the starter zone of 100 million tonnes grading 0.52% copper (1.1 billion pounds of copper). The starter zone is near surface and highly leachable (82% chalcocite-copper oxide) which should allow faster payback of capital expenditures.

In addition to the leachability, Canariaco Norte has many other features which should make it a low cost copper producer: road access, low elevations (2660 to 3150 m), availability of water, electricity, infrastructure, ports and a sparsely populated area with a local labour force readily available and favourable to exploration and development.

The 43-101 report as well as maps and sections are available both on Sedar and on our website at: http://www.candente.com/s/PeruProjects_Canariaco.asp

Michael J. Casselman, M.Sc., P.Geo. General Manager Exploration, Director, Robert van Egmond, P.Geo., Senior Geologist and Joanne C. Freeze, P.Geo., President and CEO, are the Qualified Persons as defined by NI 43-101 for the project discussed above and Joanne Freeze has read and approved the contents of this release.

Candente is a diversified copper and gold exploration company focused on increasing shareholder value through discovery. In addition to Canariaco, Candente has several other gold, copper and silver projects in Peru. Candente subscribes to principles which ensure that its exploration and development activities are beneficial to the local communities.

Joanne Freeze, P. Geo.

President & CEO

Release No. 168

For further information please contact:

Kelly Gray or Evelyn Cox

(604) 689-1957 or toll free 1-877-689-1964

E-mail:

info@candente.com

www.candente.com

MITSUI DRILLING ON CANDENTE’S EL AS DE ZINC PROPERTY IN PERU

Vancouver, British Columbia, June 20th, 2006, Candente Resource Corp. (DNT:TSX) (“Candente”) is pleased to announce that Compania Minera Santa Luisa S.A., a subsidiary of Mitsui Mining and Smelting Co., Ltd. of Japan (“Mitsui”) has completed three diamond drill holes and a fourth is in progress on the El As de Zinc Property in Central Peru. Mitsui reports that they are pleased with results from Stage I, 1,000 metres, and have chosen to advance into Stage II, which will comprise an additional 1,500 metres diamond drilling.

The first three holes were drilled to depths of 473.95, 467.5 and 417.50 metres respectively. Assays from these holes will be released once they have been received from Mitsui. These holes were targeted to intersect lead and zinc mineralization in mantos (blankets) or stratabound forms. Mitsui, who optioned the El As de Zinc property from Candente’s subsidiary Oro Candente S.A., is funding and operating the exploration program.

“This decision by Mitsui to spend their funds at El As de Zinc, as well as recent substantial investment decisions for mine building and purchases in Peru at Tintaya by XStrata (US$750 million (M), Cerro Corona by Gold Fields Inc. (US$277M), and La Granja by Rio Tinto (US$82M) all show that Peru is well recognized globally as an excellent country for investment” comments Joanne Freeze, President and CEO of Candente.

At El As de Zinc, four distinct zones of zinc-lead mineralization have been discovered in outcrop on the property. Average zinc (Zn) and lead (Pb) grades from sampling to date appear to be in the range of: 10.6% Zn & 1.88% Pb over 3.25 m; 3% Zn & 0.64% Pb over 3.6m; 4% Zn & 0.35% Pb over 6.5 m and 22% Zn & 4% Pb over 1 m. Higher grades reach as high as 47.5% Zn & 5% Pb over 2 m and 9% Zn & 2.4% Pb over 7 m. This mineralization has some very distinctive characteristics which resemble two kinds of world class lead-zinc deposits often referred to as Mississippi Valley Type (MVT) and Irish Type.

Santa Luisa operates the Huanzala mine, approximately 75 km by road from the El As de Zinc property. Zinc and lead ores from El As de Zinc could be trucked to Huanzala and processed there. The Huanzala Mine has a concentration plant with capacity for 1700 tonnes per day. Most of the zinc concentrates from Huanzala are sent to smelters in Japan and lead concentrates are sent to the Doe Run operation nearby at La Oroya, Peru.

Santa Luisa has an option to earn an 80% interest in the El As de Zinc project by making staged payments of US$200,000 and drilling 10,000 metres (spending approximately US$1,500,000) within three years. Candente may convert their retained 20% interest into a sliding scale NSR based on the price of zinc. The NSR will be scaled to the price of zinc and vary from 1% to 3%. At current zinc prices (US$1.41/pound (lb) or US$3,102/tonne) the NSR would equal 3%.

Joanne Freeze, P.Geo., is the Qualified Person as defined by NI 43-101 whom has reviewed this news release.

Candente is a diversified copper and gold exploration company with gold, silver, copper and zinc projects in Peru and Mexico, including an advanced exploration stage leachable copper project, Canariaco. Candente subscribes to principles which ensure that its exploration and development activities are beneficial to the local communities.

For further information please contact Kelly Gray or Evelyn Cox at: (604) 689-1957 or toll free 1-877-689-1964; or info@candente.com

www.candente.com.

ON BEHALF OF THE BOARD OF DIRECTORS

PRELIMINARY ASSESSMENT AND ECONOMIC EVALUATION COMPLETED ON CANARIACO NORTE COPPER PROJECT,   PERU

Vancouver, British Columbia, June 26th, 2006. Candente Resource Corp. (DNT:TSX) (“Candente”) is pleased to report that a Preliminary Assessment and Economic Evaluation (PAEE) on the Canariaco Norte deposit in northern Peru has been completed by Merit Consultants International Inc. (Merit).

Deposit

The Canariaco Norte deposit has a potentially open pit mineable inferred resource of 489 million tonnes (Mt) with a near surface, highly leachable, Starter Zone of 100 Mt. The total mixed resource grades 0.45% copper at a 0.2% copper cut-off of which 48.4% is chalcocite with minor copper oxide (cct) and 51.6% is chalcopyrite (ccp). The Starter Zone grades 0.52% copper, comprising 82.1% cct and 17.9% ccp. Leach testing by Kappes, Cassiday & Associates, located in Nevada, shows recovery by heap leaching to be 75-80% of the cct and 40% of the ccp after 220 days. The limits to the deposit are still unknown and are believed to allow for a substantial increase in tonnage for the total deposit at Canariaco Norte as well as potential mineralization in two other nearby porphyry centres.

Mining, Processing and Project Development

The development model being pursued at Canariaco Norte will utilize open pit mining (by contract), crushing, heap leaching of chalcocite, copper oxide and chalcopyrite mineralization, and a solvent extraction (SX) and electrowinning (EW) plant. LME Grade A copper cathode will be produced on site. All proposed technology is well proven and is in common use internationally. The 100 Mt Starter Zone will be mined at a rate of 30,000 tonnes per day (tpd) of ore or approximately 11,000,000 tonnes per annum (tpa) of ore in Stage I. The 389 Mt Mixed Zone will be mined at a rate of 60,000 tpd of ore, or over 17,000,000 tpa of ore in Stage II. The strip ratio is conservatively estimated to be 1:1 but could be shown to be much less once geotechnical engineering studies are completed. A reduction in strip ratio could lower production costs substantially.

There is a real possibility that Stage II could involve construction and use of a milling operation for higher copper, as well as gold and silver recoveries, but that scenario has not been evaluated yet and will be the subject of future studies.

The timeline for project development into production is scheduled to be 2.5 to 3 years, including time for feasibility, environmental impact assessment and permitting.

Costs

Capital costs (Cap Ex) for the 30,000 tpd Stage I of the project are estimated to be in the order of US$142 million (M), based on contract mining and including a US$16 M for contingency. The expansion to 60,000 tpd is estimated to cost approximately US$67.5 M and scheduled to come from revenues in year four. The estimate has an accuracy of ± 30% at this time, which is in keeping with studies at this level.

Using a price of $2.00 per lb copper, an 8% discount rate and the criteria below Merit has estimated the following:

·

Total cash flow of approximately US$1.9 Billion

·

Annual cash flow of an average US$76 M over the 25 year life of mine

·

NPV of US$593 M

·

IRR of 56%

·

Payback for Stage I Cap Ex in year two

·

Financing of Stage II through revenue generation

The financial analysis has been conducted using the following criteria:

·

489 Mt of inferred resource

·

Two stages of project development

·

Total copper cathode production (LME grade A) approximately 2.7 billion pounds (1.23 million tonnes) over life of the mine

·

Annual copper cathode production (LME grade A) ranging from 82 to 164 M pounds per year (37 to 75 thousand tonnes per year)

·

Chalcocite: Cu recovery from leaching at 75%

·

Chalcopyrite: Cu recovery from leaching at 40%

·

·

    A combined plant life of approximately 25 years

·

    Capital and sustaining costs of approximately US$315 million

·

    IGV taxes (Peruvian GST) are not included since they are recoverable

·

    Operating costs are estimated to be: $0.58/lb Cu in Stage I and $0.93/lb in Stage II

·

   Cash flows include a sliding scale for royalties to the Peruvian government, 30% corporate taxes for profitable years, as well as the sunk costs associated with the current exploration program, feasibility, environmental study and permitting

In addition, cash flow analyses have been carried out at copper prices ranging from $1.10 to $3.50. The following table shows a summary of estimated NPV’s, IRR’s and Years for Payback at these various copper prices.

Cu Price		Discounted NPV's x $1,000,000 (M)				Payback	IRR
	0%	5%	8%	10%	15%	Years	%
1.10	$272	$103	$55	$33	$0.5	6	15
1.25	$554	$239	$149	$109	$47	5	25
1.50	$1,016	$457	$299	$229	$121	3	36
1.75	$1,488	$685	$457	$356	$200	2	49
2.00	$1,927	$888	$593	$463	$263	2	56
2.50	$2,846	$1,327	$897	$707	$414	2	76
3.00	$3,762	$1,766	$1,200	$949	$563	1	95
3.50	$4,612	$2,149	$1,453	$1,146	$675	1	96

Principal contributors to the PAEE are Jay Collins, P. Eng. (Merit), Joe Rokosh, P. Eng. (Merit) and James McCrea, P. Geo. (independent 43-101 Report). Other work and reports from Knight Piesold and James Currie, P. Eng. (Candente Director) were also used.

Candente will host a conference call and webcast to discuss the Preliminary Assessment and Economic Evaluation on Thursday June 29th, 2006 at 8:00am PST / 11:00 am EST. Participation can occur in one of two ways: to participate on the conference call, please dial 416-695-7848 or toll free 1-877-888-7019 prior to the scheduled start time. The call will be available for replay until July 12th, 2006 by calling 416-695-5275 or 1-888-509-0081 and using the Pass Code: 626379#. Alternatively, the live webcast can be accessed through the Company's website at www.candente.com, and will be archived on the Candente website afterwards.

Maps and cross-sections can be viewed at: http://www.candente.com/s/PeruProjects_Canariaco.asp. The full PAEE report will also be available at the same web location as soon as it has been Sedar filed which should be within 48 hours.

Michael J. Casselman, M.Sc., P.Geo. General Manager Exploration and Director, Robert van Egmond, P.Geo., Senior Geologist and Joanne C. Freeze, P.Geo., President and CEO, are the Qualified Persons as defined by NI 43-101 for the project discussed above and Joanne Freeze has read and approved the contents of this release.

Candente is a diversified exploration company with copper, gold, silver, and zinc projects in Peru and Mexico. Candente subscribes to principles, which ensure that its exploration and development activities are beneficial to the local communities.

Joanne Freeze, P. Geo

President & CEO

Release No. 170

For further information please contact:

Kelly Gray or Evelyn Cox

(604) 689-1957 or toll free 1-877-689-1964

Email: info@candente.com

            www.candente.com

This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. Candente relies upon litigation protection for forward-looking statements.